BRITISH AMERICAN TOBACCO

02002751

www.bat.com

news release

FILE No. 82 - 33

SUPPL

5/12/2001

CONFIRMATION OF EARNINGS ESTIMATES

British American Tobacco will shortly be meeting analysts and investors prior to the end of its financial year and is therefore making the following statement. The Board is re-affirming its confidence in delivering high single figure earnings growth in line with market estimates for 2001 and, at current exchange rates, for 2002.

This continued growth should be achieved despite an expected reduction of some 2-3% in volumes in 2002. Economic conditions will have an impact on Group performance in the coming year and the Group's operational management have reviewed their procedures and decided to apply even more stringent criteria for the supply of products to trade customers, especially in the area of duty-free sales.

The net impact is that the rate of operating profit growth is likely to be lower than market estimates. As mentioned above, however, adjusted diluted earnings per share should still increase in line with market expectations of high single figure growth, as a result of improvements in the net interest, minorities and tax charges.

The business remains buoyant and the Board is confident of continuing to generate similar growth in earnings per share over the medium term and expects dividend growth to continue at current levels.

Enquiries:

Investor Relations:
Ralph Edmondson
Tel: 020 7845 1180

Press Office:
Dave Betteridge
Tel: 020 7845 2888

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

RECEIVED
JAN 24 2002
354

U.S. POST OFFICE DELAYED